C. Patrick Gadson pgadson@velaw.com Tel +1.212.237.0198 Fax +1.917.849.5386

September 13, 2021

VIA ELECTRONIC MAIL AND EDGAR FILING

Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3561
Re:	Rocky Mountain Chocolate Factory, Inc. Preliminary Proxy Statement filed by AB Value Partners, LP, et al. Filed September 2, 2021 File No. 001-36865

Mr. Duchovny:

Set forth below are the responses on behalf of AB Value Partners, LP, AB Value Management LLC, Bradley Radoff, Andrew T. Berger, Rhonda J. Parish, Mark Riegel, Sandra Elizabeth Taylor, and Mary Kennedy Thompson (collectively, the “Filing Persons”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated September 9, 2021, with respect to its preliminary proxy statement, File No. 001-36865, filed with the Commission on September 9, 2021 (the “Proxy Statement”) in relation to Rocky Mountain Chocolate Factory, Inc. (the “Company”). Concurrently with the submission of this letter, the Filing Persons are filing a definitive proxy statement (the “Definitive Proxy Statement”). Enclosed with the email version of this letter is a copy of the Definitive Proxy Statement marked to show changes from the Proxy Statement as originally filed.

For your convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Proxy Statement and all capitalized terms used but not defined herein have the same meaning as in the Proxy Statement.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond Riyadh San Francisco Tokyo Washington	1114 Avenue of the Americas, 32nd Floor New York, NY 10036 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission September 13, 2021 Page 2

Preliminary Proxy Statement

1.	We note that you have included your Poison Pill Redemption proposal while the company has not included this proposal in its notice of the meeting. Please give us your legal analysis of your ability to present this proposal at the meeting and to have any votes documented on your proxy card counted by the inspector of elections.

RESPONSE: The Filing Persons acknowledge the Staff’s comment, and respectfully advise the Staff that it is the Filing Persons’ position that the Poison Pill Redemption Proposal (as defined in the Proxy Statement) may be properly presented at the Company’s Annual Meeting of Stockholders. Article II, Section 2.3 of the Company’s Second Amended and Restated Bylaws (the “Bylaws”) provides that “the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders… by any stockholder who was a stockholder of record of the [Company]…at the time of the giving of the notice required in the following Section 2.3(b).” On June 28, 2021, AB Value Management LLC delivered a timely and qualifying notice of nomination which included, among other things, the Poison Pill Redemption Proposal, pursuant to the Bylaws. The Company has provided no indication that the nomination notice failed to comply with the requirements of the Bylaws. Because the Company has omitted the Poison Pill Redemption Proposal from its proxy statement, it is the Filing Persons’ belief that as a result of such omission, stockholders will only have the ability to vote on the Poison Pill Redemption Proposal by voting on the Filing Persons’ proxy card, and have revised the Proxy Statement to this effect. The Filing Persons respectfully refer the Staff to page 13 of the Definitive Proxy Statement.

Reasons for the Solicitation, page 4

2.	We note your disclosure in the last paragraph of page 4 that the “poison pill is not set to expire for nearly ten years (i.e., March 1, 2025).” Please update this disclosure given that there are less than ten years left until March 2025.

RESPONSE: The Filing Persons respectfully acknowledge the Staff’s comment and have revised the Proxy Statement to clarify that poison pill is not set to expire for ten years from the date of its adoption. The Filing Persons respectfully refer the Staff to page 4 of the Definitive Proxy Statement.

Proposal 1, page 5

3.	We note that the board currently has seven members and that you are nominating five persons for the board while attempting to rely on the “short slate” provision of Rule 14a-4(d). Your apparent reliance on that rule is misplaced because your nominees, if elected, would not constitute a minority of the board. Thus, please revise your disclosure here and your proxy card to properly rely on the short slate rule, if you intend to do so.

RESPONSE: The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that they does not intend to rely on the “short slate” provision of Rule 14a-4(d). The Filing Persons have revised the Proxy Statement and form of proxy card to remove the implication that they intend to rely on such provision. The Filing Persons respectfully refer the Staff to pages 2, 5, 9 and 15 of the Definitive Proxy Statement and the revised form of proxy card.

Securities and Exchange Commission September 13, 2021 Page 3

4.	Given that, as currently presented, security holders using your proxy card will be unable to vote for a full slate of nominees, disclose the consequences to security holders as a result of using your proxy card to vote for five directors instead of seven. For example, revise to highlight to security holders that they will be disenfranchised with respect to two seats if they return your proxy card. Also disclose that you may not exercise discretionary authority to fill the other seats and that you cannot assure that the other directors will agree to serve if your slate wins. Finally, disclose whether you have any plans to fill any vacancies on the board as a result of the election of your nominees. Refer to Section II.I of Exchange Act Release No. 34-31326 (October 16, 1992).

RESPONSE: The Filing Persons respectfully acknowledge the Staff’s comment and have revised the Proxy Statement to disclose the consequences to security holders as a result of using the Filing Persons’ proxy card to vote for five directors instead of seven, including that the Filing Persons may not exercise discretionary authority to fill the other seats and that the Filing Persons cannot provide assurance that any of the other directors will agree to serve if the Filing Persons’ slate is elected. In response to the Staff’s comment, the Filing Persons have also revised the Proxy Statement to disclose that if they are successful in their proxy solicitation and any vacancies on the Company’s Board of Directors (the “Board”) result, including those that may result due to any resignations, the Filing Persons’ nominees presently intend to recommend to the Board that the Board evaluate decreasing the size of the Board to eliminate such vacancies or conducting a search to fill any such vacancies with independent directors. The Filing Persons respectfully refer the Staff to pages 1, 5, 9, and 15 of the Definitive Proxy Statement.

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Securities and Exchange Commission September 13, 2021 Page 4

Please contact me directly at (212) 237-0198 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ C. Patrick Gadson
C. Patrick Gadson

Enclosures

cc:	Andrew T. Berger, AB Value Management LLC
Lawrence S. Elbaum, Vinson & Elkins, L.L.P.